EXHIBIT 99.10

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Pengrowth Energy Corporation ("Pengrowth" or the "Corporation")
2100, 222 Third Avenue S.W.
Calgary, Alberta  T2P 0B4

2.	Date of Material Change:

December 31, 2010

3.	News Release:

A press release disclosing in detail the material summarized in this material change report was disseminated through the facilities of Marketwire on January 3, 2011 and would have been received by the securities commissions where Pengrowth is a "reporting issuer" and the stock exchanges on which the securities of Pengrowth are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change:

Pengrowth Energy Corporation announced that it has completed the previously announced plan of arrangement (the "Arrangement") involving Pengrowth Energy Trust (the "Trust"), Pengrowth Corporation, Esprit Energy Trust, Pengrowth Holdings Trust, Pengrowth, 1552168 Alberta Ltd. and Monterey Exploration Ltd. (collectively, the "Pengrowth Entities") and the holders of trust units and class A trust units (collectively, the "Units") of the Trust (collectively, the "Unitholders") and the holders of exchangeable shares (the "Exchangeable Shares") of Pengrowth Corporation (the "Exchangeable Shareholders"), pursuant to which the Trust converted into the Corporation.

5.	Full Description of Material Change:

5.1           Full Description of Material Change

On January 3, 2011 Pengrowth announced that it had completed the previously announced Arrangement involving the Pengrowth Entities, the Unitholders and the Exchangeable Shareholders, pursuant to which the Trust converted into the Corporation.

Effective December 31, 2010, the Units were converted on a one-for one basis to common shares of the Corporation. Also on December 31, 2010, the Exchangeable Shareholders received 1.02308 common shares of the Corporation for each Exchangeable Share held. After giving effect to the Arrangement, the Corporation had approximately 326,024,040 common shares issued and outstanding.

The Corporation's common shares commenced trading on the Toronto Stock Exchange ("TSX") under the new trading symbol "PGF" on Janaury 10, 2011 and on the New York Stock Exchange ("NYSE") under the symbol "PGH" on January 3, 2011.  The trust units of the Trust were delisted from the TSX on January 10, 2011.

The final distribution payment to Unitholders of record as of December 31, 2010 of Cdn $0.07 per Unit will be paid on January 17, 2011. Moving forward, future payments to the Corporation's shareholders will be in the form of monthly dividend payments. Pengrowth's February 15, 2011 payment will be Pengrowth's first payment to be classified as a dividend and, beginning with this payment, there should no longer be withholding tax applied to future dividends paid to U.S. shareholders of the Corporation who hold their shares in IRAs, 401K's or other nontaxable accounts.

5.2          Disclosure for Restructuring Transaction

Not applicable.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The names and business numbers of the executive officers of Pengrowth who are knowledgeable of the material change and this report are:

Derek Evans
President and Chief Executive Officer
Telephone:  (403) 806-3460
Fax:  (403) 265-6251

Christopher Webster
Chief Financial Officer
Telephone:  (403) 231-8694
Fax:  (403) 265-6251

Andrew Grasby
Vice President, General Counsel & Corporate Secretary
Telephone:  (403) 806-3215
Fax:  (403) 265-6251

9.	Date of Report:

January 10, 2011.

Caution Regarding Forward Looking Information:

This material change report contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe","expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should","could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this material change report include, but are not limited to, statements with respect to Pengrowth's payment of its distribution and future dividend payments and the tax treatment thereof.

Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies, commodity prices,production levels, capital expenditures requirements, operating costs, royalty burdens,foreign exchange rates and the satisfaction of certain liquidity and solvency tests and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; the failure to qualify as a mutual fund trust; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Further information regarding these factors may be found under the heading "Business Risks" in our most recent management's discussion and analysis and under "Risk Factors" in our Annual Information Form dated March 8, 2010.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this material change report are made as of the date of this material change report, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws.

The forward-looking statements contained in this material change report are expressly qualified by this cautionary statement.